FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

27 May, 2008

File no. 0-17630

             Director/ PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i)
a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

M
áirtín Clarke

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

M
áirtín Clarke

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

M
áirtín Clarke

20,011
Goodbody Stockbrokers Nominees
 Limited

    22,301
Mourant &
Co.
 Trustee
s
 Limited
 Acct MC

       5,731

8
.
State the nature of the transaction

Pur
c
h
ase of
shares in lieu of cash dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

345

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€
23.85

14. Date and place of transaction

2
6
th
 May 200
8
;
Irish
 Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

48,043
 (including 5,
731
 Deferred Shares)

16. Date issuer informed of transaction

2
6
th

May 200
8

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Neil Colgan
Assistant
C
ompany Secretary

Date of notification

2
7
th
 May 200
8

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  27 May, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director